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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Houlihan Capital, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 W. Madison Street, Suite 2600

(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jules Pomerantz   312.450.8607

                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers, CPA, PC

(Name – *if individual, state last, first, middle name*)

5400 W. Cedar Ave	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __Jules Pomerantz__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Houlihan Capital, LLC__ , as of __December__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

HOULIHAN CAPITAL, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Houlihan Capital, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Houlihan Capital, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

B F Borgers CPA PC

BF Borgers, CPA, PC
Certified Public Accountants

We have served as the Company's auditor since 2015.
Lakewood, CO
February 20, 2019

HOULIHAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2018</u>

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	392,999
Accounts receivable		7,500
Other assets		14,662
TOTAL ASSETS	$	415,161

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES

Accounts payable	$	1,822
Accrued expenses		65,910
Compensation payable		10,790
TOTAL LIABILITIES	$	78,522

COMMITMENTS AND CONTINGENGIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		336,639
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	415,161

HOULIHAN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Houlihan Capital, LLC (the "Company" or "HCAP"), formed as a Nevada limited liability company on August 6, 2010, is a specialized investment banking firm that provides merger and acquisition advisory services, institutional private placement and capital raises, liquidity solutions, transactional advisory, secondary market advisory and trading services. The Company is a wholly-owned subsidiary of Houlihan Capital Holdings, Inc. ("HCH"), a Nevada corporation. The Company became licensed as a broker-dealer with the Securities and Exchange Commission ("SEC") on July 6, 2011 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Cash and Cash Equivalents

The Company considers money market funds with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are based on executed engagement letters. Normal accounts receivable are due 30 days after issuance of the invoice. Receivables past due more than 180 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Other Assets

Other assets represent prepaid expenses ($5,710) amortized over their remaining useful period, and funds due from employees ($8,950), which are due within a one-year time period. All amounts are considered collectible.

Accounts Payable, Accrued Expenses and Compensation Payable

Current liabilities represent amounts due within a one-year time period.

Other Income

Other income includes interest income ($18,266) and reimbursements ($18,674).

Income Taxes

The Company is a limited liability company for income tax purposes and, accordingly, income or loss of the Company flows through to HCH.

Revenue Recognition

The Company records revenues and related expenses that are related to securities transactions on a trade date basis. In connection with the Company's investment banking activities, revenues and any related expenses are recognized when earned in accordance with the applicable agreements. Other income is recognized as earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2018 the Company had net capital and net capital requirements of $314,477 and $5,235, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.25 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company occupies office space which is leased by HCH. The Company is charged on a month to month basis for approximately 10% of the entire amount of the rent. Total rent expense of $26,508 was charged to operations during the year ended December 31, 2018.

HCH pays a significant portion of general overhead expenses on behalf of the Company and is reimbursed by the Company for such expenses. During the year ended December 31, 2018, the Company reimbursed HCH for indirect overhead support costs of $41,114.

The Company held intercompany balances due to and from HCH and other affiliates during the year. The distribution to HCH of $1,359,086 during the year ended December 31, 2018 represents a reduction of an intercompany receivable due from HCH and was not settled in cash.

HOULIHAN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 4 - CONTINGENCIES AND OFF-BALANCE SHEET RISKS

In the Company's investment activities, the Company may receive securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2018.

The Company's financial instruments, including cash and cash equivalents, accounts receivable, other assets, and accounts payable, are carried at amounts which approximate fair value due to the short-term nature of those instruments.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.